INTRA-ASIA ENTERTAINMENT CORPORATION
1111 Corporate Center Road, Suite 203B
Monterey Park, California 91754-7646

July 11, 2005

Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	Intra-Asia Entertainment Corporation Form 10-KSB for the fiscal year ended December 31, 2004 Commission file #333-75297

Dear Ms. Cvrkel:

Set forth below are responses to the comments contained in your letter dated June 9, 2005 to the undersigned as chief financial officer of Intra-Asia Entertainment Corporation (the "Company"). We have taken the liberty to respond by numerical paragraph in accordance with the numerical paragraphs and categories of your letter.

Form 10-KSB for the year ended December 31, 2004

Management's Discussion and Analysis

-Results of Operations, page 12

1.

Comment: Given your development of the new water park which commenced operations during the first quarter of 2005, please explain why you did not recognize an impairment charge associated with your prior outdoor park which was demolished as discussed on page 12 of MD&A, prior to the year ended December 31, 2004.

Response: During the year ended December 31, 2004, we abandoned certain fixed assets on the land occupied by the prior water park, including a paved roadway, a brick wall, a grid station, underground pipes and other electrical equipment. We originally believed that these fixtures could be used for the new water park; however, after we completed the main steel frame structure of the new water park, we found that these fixtures were incompatible with the structural requirements of the new building, resulting in their demolition. At that point in time, when it no longer appeared that we could use these assets, we recorded the loss related to the disposal of these fixed assets. There was no impairment loss in 2004 as we believed an impairment charge would be proper only for assets that were still in use but did not generate sufficient cash flow from their use and disposal to recover the amount of their carrying value.

We combined the Loss on Disposal of Fixed Assets with the corresponding gain from recovery of land improvement cost. The total Loss on Disposal of Fixed Assets was $809,536 and the gain from recovery of the land improvement cost was $488,129, resulting in a net loss of $312,407. Our basis for recognizing a gain related to the land improvement cost is set forth in our response to Comment 7, below.

-Liquidity and Capital Resources, page 13

2.

Comment: We note your disclosure in your MD&A section that you had a negative working capital of $6.4 million in 2004 and $2.3 million in 2003. In light of the significant decrease of working capital between the years, please tell us, and include in future filings, your plan to remedy this deficiency in future years.

Response: We expect to remedy our working capital deficiency in future years through increased admissions revenues and other revenues attributable to the water park. Based on our historical experience and internal projections of net income for 2005, 2006, and 2007, we believe that the amusement park as a whole will generate positive net cash flow of approximately $2.9 million in 2005, $3.4 million in 2006, and $3.5 million in 2007. Due to working capital deficiencies as of December 31, 2004 and, we expect, December 31, 2005, we currently intend to request the International Department of Agriculture Bank of China, Weifang Branch, to forbear in each of 2005 and 2006 on the amounts due it under our long-term bank loans. The Agriculture Bank granted our similar requests in 2002 and 2003, and we expect them to do so in each of 2005 and 2006, given our timely payments of interest and favorable relationship with the Bank. If the Agriculture Bank requires us to repay such amounts in 2005, we intend to borrow the necessary funds from our partner, Weifang Neo-Luck (Group) Corporation. If the Agriculture Bank requires us to repay such amounts in 2006, we believe that will have the cash inflow necessary to repay the amounts of the loans then due without borrowing funds from our partner. We do not believe that the working capital deficiency as of December 31, 2005 will materially adversely affect our operations. We agree to disclose our plans to remedy this deficiency in our future filings.

Consolidated Financial Statements

Notes to Financial Statements

Note 2, Summary of Significant Accounting Policies

-Revenue Recognition, page F-9

3.

Comment: We note the disclosure indicating that the Company intends to recognize deferred revenue associated with lifetime memberships over a ten year period. Please tell us and revise future filings to explain in further detail how the Company determined the period over which to recognize revenues associated with lifetime memberships and explain why management believes the use of a ten year period is appropriate.

Response: We conducted a survey of our membership holders which covered a number of park-related matters, including frequency and duration of use of memberships. Using the results of this survey, we determined that lifetime memberships would, on average, be actively used for a period of ten years. We therefore believe that amortizing deferred revenues associated with lifetime memberships over a ten year period is appropriate. We will disclose the method by which we determined to recognize revenue over a ten-year period in our future filings.

-Long Lived Assets, page F-10

4.

Comment: We note your disclosure of how you evaluate property and equipment for impairment. In this note in future filings, please disclose the method or methods for determining fair value as required by SFAS No. 144. We believe this disclosure should be clearly stated due to the significance of the property and equipment balance in relation to total assets.

Response: We will clearly state the method or methods for determining fair value as required by SFAS No. 144 in future filings.

-Stock based Compensation, page F-12

5.

Comment: Please tell us and explain in the notes to your financial statements why the expected life and volatility factor used to compute the fair value of the stock warrants granted changed significantly from 2003 to 2004.

Response: When not otherwise provided in the stock warrant, we determine the expected life of the warrant based on the maturity date of the accompanying convertible note. For example, our stock warrants issued in 2003 provided for a term of five years during which the holders could exercise the warrants. Our stock warrants issued in 2004 contained no expiration date. Consequently, we determined the expected life of the warrant to be two years, based on the maturity date of the note accompanying the warrant. Please see our response to Comment 9 below for further explanation of how we determine expected life.

The volatility of our stock price in 2003 is attributable to the fact that we were a private company with no publicly-available stock price information. The volatility we used since our company was private was 0.1%. Following January 2, 2004, the effective date of the reverse split of our common stock related to our reverse merger, the stock price fluctuated significantly. The volatility factor is consistent with the fluctuation in the price of our stock during 2004.

Note 5. Long Term Bank Loans, page F-15

6.

Comment: We note your disclosure that in December 2002 one of the banks revised its covenant to allow Fuhua to distribute dividends to pay the expenses incurred in Intra-Asia. Please tell us, and disclose in future filings, whether you have any restrictive covenants on your loans currently outstanding with the banks. See paragraph 18-19 of SFAS No. 5.

Response: None of our current loans contain any restrictive covenants.

Note 6. Related Party Transactions, page F-17

7.

Comment: We note that in 2004 Fuhua gave back the land usage right of a parcel of land to Neo-Luck, a related party, and recognized gain on the transaction. Please explain in further detail why relinquishment of the land usage right resulted in a gain to Fuhua. Explain the nature of any consideration exchanged by the parties to this transaction. Also, please tell us the accounting literature you relied on in recognizing a gain on the transaction. Additionally, please tell us if the fair value of the land was independently verified. See Paragraph D12 of SFAS No. 141. We may have further comment upon receipt of your response.

Response: In 1997, we and our partner, Weifang Neo-Luck (Group) Corporation, a state-owned enterprise responsible for development of the zone in which the amusement park is located, entered into an agreement pursuant to which we acquired from our partner the land usage right to 67,300 square meters of land to be used for our phase II expansion. The total cost of acquiring this land usage right, including mainly relocating residences, grading the land and installing underground utility pipes was $4,180,500, which we amortized on a straight line basis beginning in 1998 over the remaining term of Fuhua's business operation license. As required by Chinese law, we paid annual land usage fees on this parcel.

In 2004, our partner requested that we return the land usage right to the 67,300 square meter parcel of land in order to accommodate an expansion of a conference center situated on an adjacent parcel. We agreed to do so. The agreement provided that our partner pay 100% of the relocation and grading costs and 50% of the costs of installing the underground pipes. As of the date of such agreement, the carrying value of the unamortized land improvement cost was $3,020,600. We realized a gain of $488,129, which we used to offset funds advanced by our partner in connection with the construction of the new water park. We elected not to disclose this gain as a separate line item on our cash flow statement, but to account for it on our statement of operations under Loss on Disposal of Fixed Assets. We did not undertake an independent appraisal to determine the fair value of the land.

8.

Comment: It appears from reading Item 12. Certain Transactions and Related Transactions, that you have not included all related party transactions in your notes to the financial statements. In future filings, please include a disclosure of your February 17, 2004 issuance of warrants to ValueRich, Inc. and the related transactions that occurred subsequent to that issuance, in the notes to your financial statements. Also, tell us how you accounted for the issuance of the warrants in the Company's financial statements. If no accounting recognition was given to issuance of the warrants, please explain why.

Response: Since our Board of Directors did not duly authorize our February 17, 2004 issuance of warrants to ValueRich, Inc., we believed the issuance to be invalid and thus null and void. While we believed it appropriate to disclose this transaction given the relationship of the parties, we did not account for this transaction in our financial statements because of our belief that the issuance was not legally effective. Effective as of August 2, 2004, ValueRich, Inc. agreed to cancel the warrant in consideration of the issuance by us, to each of J. Stephen & Company, Inc. and CCC Interests Limited, of a warrant to purchase 1,600,000 shares of our common stock at $0.35 per share. Joseph Visconti, our chief executive officer, is the president, a director and owner of approximately 20% of the outstanding shares of J. Stephen & Company, Inc. Our Board of Directors authorized the issuance of the warrants to J. Stephen & Company, Inc. and CCC Interests Limited. We have accounted for these transactions in our financial statements.

Note 8. Convertible Notes

9.

Comment: We note from the disclosures provided in Note 8 that the Company issued convertible notes during 2003 and 2004 that provided for beneficial conversion features at the time the notes were issued or the related terms were modified. Please explain in further detail how the Company calculated or determined the value assigned to the beneficial conversion feature associated with the various convertible notes issued during 2003 and 2004. As part of your response, please tell us the dates and trading prices used to calculate the beneficial conversion features for each issuance or modification of the convertible notes that resulted in recognition of a beneficial conversion feature and tell us how the dates and related trading prices used complied with the guidance outlined in EITF 98-5 and 00-27, as applicable. We may have further comment upon review of your response.

Response:

In order to fully explain how we determined the value assigned to the beneficial conversion feature associated with the various convertible notes issued during 2003 and 2004, please see the four work schedules attached hereto as Exhibits A-1 through A-4.

Work schedule A-1 demonstrates the impact of repricing in accordance with SFAS No. 123, paragraph 319 and 320.

Work schedule A-2, which sets forth our treatment of the stock purchase warrants issued to our consultants and convertible notes and warrants issued in a private placement transaction, demonstrates how we determine expected life of stock purchase warrants.

Work schedules A-3 and A-4 relate to our convertible notes issued during the three months ending December 31, 2004, and illustrate the calculation of estimated fair value of stock warrants and beneficial conversion features.

In order to calculate the beneficial conversion features for each issuance or modification of the convertible notes that resulted in recognition of a beneficial conversion feature, we use the date that we issued the note and the closing price from that date. In the event that we could not determine the date of issuance of the note, we used the date (and related closing price) that we received consideration for the note. In the event that no trading existed on the date we issued the note or we received consideration, we used the next succeeding date on which trading occurred.

Note 11. Promissory Note Payable to ValueRich, Inc., page F-23

10.

Comment: We note your disclosure that in 2003 you issued a note payable to ValueRich, Inc. for consulting services and recorded a deferred transaction cost asset as of December 31, 2003. Please supplementally tell us the time period the consulting services were performed and if they were performed in 2003, tell us your basis for deferring the expense until 2004 rather than recording it in the period in which the services were performed.

Response: We issued the note payable to ValueRich, Inc. in consideration of consulting services performed by ValueRich in 2004 related to our reverse merger with Glo-Tech Industries, Inc., a Nevada corporation. An Agreement and Plan of Reorganization, dated December 19, 2003, embodied the terms of the reverse merger. However, at the time we executed the Reorganization Agreement, we had not satisfied a number of conditions precedent to its effectiveness. Effective as of September 30, 2004, we executed an addendum to the Reorganization Agreement, which confirmed the satisfaction of all conditions precedent and declared the reorganization effective as of September 30, 2004 and the reverse split of our common stock effective as of January 2, 2004. We deferred the costs associated with the reverse merger, including the consulting fees of ValueRich, to 2004, the period during which the transaction became effective.

Form 10-QSB for the Quarterly Period Ended March 31, 2005

11.	Comment: Comply with the comments on the Form 10-KSB for the year ended December 31, 2004 as they apply to filings on Form 10-QSB.

Response: We will comply with the comments on the Form 10-KSB for the year ended December 31, 2004 as they apply to future filings on Form 10-QSB.

The undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Duo Wang
Duo Wang Chief Financial Officer Intra-Asia Entertainment Corporation

			Exhibit A-1

	Original Price	Repricing	Repricing

Units		Right before	Right after
Unit Price
Gross Proceeds	$136,045	$136,045	$136,045

INPUT VARIABLES	Prior Year Infor	02/20/04	02/20/04
Stock Price (fair value)	$ 0.79	$ 1.40	$ 1.40
Exercise Price	$ 0.90	$ 0.90	$ 0.38
Contructual life	5.00	4.63	4.63
Volatility	0.10%	128.57%	128.57%
Annual Rate of quarterly Dividends	0.00%	0.00%	0.00%
Discount Rate - Bond Equivalents Yield	2.85%	3.08%	3.08%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$ 0.79	$ 1.40	$ 1.40
Present Value of Exercise Price	$ 0.78	$ 0.78	$ 0.33
Cumulative Volatility	0.22%	276.50%	276.50%

CALL OPTION
Proportion of Stock Present Value	100%	94%	97%
Proportion of Exercise Price PV	-100%	-12%	-19%
Call Option Value	0.01	$ 1.23	$ 1.30

PUT OPTION
Proportion of Stock PV	0%	-6%	-3%
Proportion of Exercise Price PV	0%	88%	81%
Put Option Value	$ 0.00	$ 0.61	$ 0.23

Number of Warrants Issued	209,300	209,300	209,300
Value of Warrants	$ 1,831	$ 257,011	271,244
		$ 14,233	to be recognized as additional discount

Exhibit A-2

			Convertible Notes
	CCC Interests, Ltd.	J. Stephen & Company	$100,000

INPUT VARIABLES	08/02/04	08/02/04	08/02/04
Stock Price	$ 0.350	$ 0.350	$ 0.400	Source: Yahoo finance
Exercise price	$ 0.350	$ 0.350	$ 0.380	Source: Warrant document
Estimated economic life	5.00	5.00	1.62	Source: Warrant document
Volatility	168.12%	168.12%	168.12%	Below
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	Per Company's policy
Discount Rate - Bond Equivalent Yield	3.68%	3.68%	2.50%	Source: Federal Reserve System

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$ 0.35	$ 0.35	$ 0.40
Present Value of Exercise Price	$ 0.29	$ 0.29	$ 0.37
Cumulative Volatility	375.92%	375.92%	213.98%

CALL OPTION
Proportion of Stock Present Value	97%	97%	87%
Proportion of Exercise Price PV	-3%	-3%	-15%
Call Option Value	$ 0.33	$ 0.33	$ 0.29

PUT OPTION
Proportion of Stock PV	-3%	-3%	-13%
Proportion of Exercise Price PV	97%	97%	85%
Put Option Value	$ 0.27	$ 0.27	$ 0.26

NUMBER OF OPTIONS	1,600,000	1,600,000	357,143

VALUE OF OPTIONS	$ 528,000	$ 528,000	$ 103,571

5-year TCM rate as of issuing date
2-year TCM rate as of issuing date

Exhibit A-3
Notes Holding:	Top Loyal Development, Ltd. (Hong Kong Investor)
Total Subscription:	$812,000

Convertible Notes Issued
Date proceeds received:	8/24/04	10/4/04	10/18/04	10/27/04	11/16/04	11/17/04	12/28/04	12/31/04
Gross proceeds received:	$100,000	$35,000	$23,000	$32,000	$11,200	$18,800	$20,000	$20,000
Price per unit:	28,000	28,000	28,000	28,000	28,000	28,000	28,000	28,000
Units Sold:	3.57	1.25	0.82	1.14	0.40	0.67	0.71	0.71
Conversion price:	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28
Maturity date:	03/31/06	03/31/06	03/31/06	03/31/06	03/31/06	03/31/06	03/31/06	03/31/06
Interest rate:	8%	8%	8%	8%	8%	8%	8%	8%

Beneficial Conversion Feature
Stock market price (from Yahoo Finance)	0.40	0.28	0.28	0.23	0.15	0.17	0.16	0.16
Conversion price	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.28
Nominal difference	0.12	-	-	(0.05)	(0.13)	(0.11)	(0.12)	(0.12)

Estimated fair value of warrants	103,571	23,750	15,607	16,000	3,200	6,714	5,714	5,714
Estimated fair value of notes	100,000	35,000	23,000	32,000	11,200	18,800	20,000	20,000
Total estimated fair value	203,571	58,750	38,607	48,000	14,400	25,514	25,714	25,714
% allocated to the warrants	51%	40%	40%	33%	22%	26%	22%	22%
% allocated to the notes	49%	60%	60%	67%	78%	74%	78%	78%
Proceeds allocated to the warrants	51,000	14,000	9,200	10,560	2,464	4,888	4,400	4,400
Proceeds allocated to the notes	49,000	21,000	13,800	21,440	8,736	13,912	15,600	15,600
Total proceeds	100,000	35,000	23,000	32,000	11,200	18,800	20,000	20,000

Number of shares to be issued upon conversion	357,143	125,000	82,143	114,286	40,000	67,143	71,429	71,429
Stock price (from Yahoo Finance)	0.40	0.28	0.28	0.23	0.15	0.17	0.16	0.16
Effective conversion price	0.14	0.17	0.17	0.19	0.22	0.21	0.22	0.22
Price Difference	0.26	0.11	0.11	0.04	(0.07)	(0.04)	(0.06)	(0.06)
BCF per calculation	93,857	14,000	9,200	4,846	-	-	-	-
Maximum BCF could be recognized	49,000	21,000	13,800	21,440	8,736	13,912	15,600	15,600
BCF Discount =	49,000	14,000	9,200	4,846	-	-	-	-

Exhibit A-4
Top Loyal Development
Convertible Notes
	$ 35,000	$ 23,000	$ 32,000	$ 11,200	$ 18,800	$ 20,000	$ 20,000

INPUT VARIABLES	10/04/04	10/18/04	10/27/04	11/16/04	11/17/04	12/28/04	12/31/04
Stock Price (per Yahoo Finance)	$ 0.280	$ 0.280	$ 0.230	$ 0.150	$ 0.170	$ 0.160	$ 0.160
Exercise Price (per Warrant)	$ 0.380	$ 0.380	$ 0.380	$ 0.380	$ 0.380	$ 0.380	$ 0.380
Expiration Date (per Warrant)	03/31/06	03/31/06	03/31/06	03/31/06	03/31/06	03/31/06	03/31/06
Contractual Life	1.49	1.45	1.42	1.37	1.37	1.25	1.25
Number of Warrant Shares (per Warrant)	125,000	82,143	114,286	40,000	67,143	71,429	71,428
Volatility (see calculation below)	174.35%	174.35%	174.35%	174.35%	174.35%	174.35%	174.35%
Annual Rate of Quarterly Dividends (per company policy)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Discount Rate - Bond Equivalent Yield	2.65%	2.55%	2.63%	2.91%	2.85%	3.08%	3.08%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$ 0.28	$ 0.28	$ 0.23	$ 0.15	$ 0.17	$ 0.16	$ 0.16
Present Value of Exercise Price	$ 0.37	$ 0.37	$ 0.37	$ 0.37	$ 0.37	$ 0.37	$ 0.37
Cumulative Volatility	212.65%	209.89%	208.10%	204.06%	203.85%	195.30%	194.66%

CALL OPTION
Proportion of Stock Present Value	83%	82%	79%	72%	74%	71%	71%
Proportion of Exercise Price PV	-12%	-12%	-10%	-7%	-8%	-8%	-8%
Call Option Value	$ 0.19	$ 0.19	$ 0.14	$ 0.08	$ 0.10	$ 0.08	$ 0.08

PUT OPTION
Proportion of Stock PV	-17%	-18%	-21%	-28%	-26%	-29%	-29%
Proportion of Exercise Price PV	88%	88%	90%	93%	92%	92%	92%
Put Option Value	$ 0.27	$ 0.27	$ 0.28	$ 0.30	$ 0.29	$ 0.29	$ 0.29

NUMBER OF WARRANT SHARES	125,000	82,143	114,286	40,000	67,143	71,429	71,428

VALUE OF WARRANT	$ 23,750	$ 15,607	$ 16,000	$ 3,200	$ 6,714	$ 5,714	$ 5,714